

September 19, 2013

<u>Via E-mail</u>
Carl A. Serger
Chief Financial Officer of the General Partner
Seneca Global Fund, L.P.
c/o Steben & Company, Inc.
2099 Gaither Road, Suite 200
Rockville, MD 20850

> **Re:** **Seneca Global Fund, L.P.**
> **Form 10-K for fiscal year ended December 31, 2012**
> **Filed March 28, 2013**
> **Form 10-Q for interim period ended June 30, 2013**
> **Filed August 14, 2013**
> **File No. 0-53453**

Dear Mr. Serger:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-Q for interim period ended June 30, 2013</u>

<u>Item 1. Financial Statements, page 1</u>

<u>Notes to Financial Statements, page 17</u>

<u>3. Derivative Instruments Disclosures, page 20</u>

1.   Please tell us how you have assessed the disclosure requirements of FASB ASC Topic 210-20-50 as of June 30, 2013 pursuant to FASB ASU 2011-11.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

The Trading Advisors, page 27

2.   We note that you replaced a former trading advisor, Aspect Capital Limited, with Winton Capital Management during the second quarter. Please tell us and disclose in future filings when such replacement occurred and the updated allocation of Fund assets amongst trading advisors as of the date of your most recent statement of financial condition.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief